Filed by McKesson Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 13e-4(c)

under the Securities Exchange Act of 1934, as amended

Subject Company: McKesson Corporation

Commission File No.: 001-13252

The following is a document prepared by McKesson Corporation for the McKesson Corporation 401(k) Retirement Savings Plan website, administered by Fidelity, dated February 14, 2020.

Frequently Asked Questions (FAQs)

with Respect to Tender Rights of Participation in

McKesson Corporation 401(k) Retirement Savings Plan

McKesson has announced that it has commenced an exchange offer, which is the next step in

McKesson’s exit from its investment in Change Healthcare.

Timeline / Important Dates

Deadline for Eligible Participants to submit directions to the 401(k) plan Trustee:	4:00 PM, New York City time, on March 3, 2020 (unless the exchange offer is extended)

Important Related Documents

In connection with the exchange offer, Fidelity’s tabulation agent will be distributing an offer package on or around February 14, 2020 to 401(k) plan participants whose accounts were invested in one or both of the McKesson stock funds under the plan as of February 3, 2020. This package will include the following important documents:

•	A letter to participants in the 401(k) Plan regarding the Exchange Offer for Shares of McKesson Corporation (dated February 10, 2020, which we call the “401(k) participant direction letter”)

•	A Prospectus – Offer to Exchange (dated February 10, 2020, which we call the “prospectus”)

•	Either 1 or 2 Trustee Direction Form(s)

Initial Questions

1.	What is the exchange offer?

In the exchange offer, McKesson stockholders will have the opportunity to exchange shares of McKesson common stock for shares of a McKesson owned-subsidiary, which will convert into shares of Change Healthcare Inc.’s common stock upon the completion of the exchange offer pursuant to a merger.

2.	Why is this important for McKesson?

Almost three years ago, McKesson announced that McKesson and Change Healthcare Inc. (Nasdaq: CHNG) had joined together to create a new healthcare information technology company named Change Healthcare LLC, combining McKesson’s legacy Technology Solutions businesses with substantially all of Change Healthcare’s business.

The exchange offer is an important milestone for McKesson. If completed it is expected to simplify McKesson’s organization and allow McKesson to focus on its Team McKesson strategy and core growth initiatives, while allowing McKesson’s stockholders who participate in the exchange offer to participate in the potential benefits of ownership of the combined Change Healthcare LLC business.

3.	Why have I received a packet in connection with the exchange offer?

You have received a packet in connection with the exchange offer because (1) you are a participant in the McKesson Corporation 401(k) Retirement Savings Plan, and (2) as of February 3, 2020 your 401(k) plan account was invested in one or both of the funds under the plan that hold McKesson common stock. You are being asked to decide if you want to exchange some or all of the McKesson shares credited to your 401(k) account for shares of a McKesson-owned subsidiary, known as PF2 SpinCo, Inc. (“SpinCo”), at the applicable exchange ratio. SpinCo will hold all of McKesson’s stake in Change Healthcare LLC prior to the consummation of the exchange offer.

After the exchange offer ends, SpinCo will merge with and into Change Healthcare Inc. In the merger, each share of SpinCo common stock will be converted into one share of Change Healthcare Inc. common stock, and Change Healthcare LLC will become a wholly-owned subsidiary of Change Healthcare Inc.

4.	What does this mean for me?

If your 401(k) plan account is invested in one of the 401(k) plan McKesson stock funds, you will have the opportunity to exchange McKesson shares credited to your account for SpinCo common stock at an exchange ratio that is intended to represent a discount to the per-share value of Change Healthcare Inc.’s common stock (subject to an upper limit). You are not required to participate in the exchange offer. As with any investment opportunity, you should speak with your financial advisor to decide if participation in the exchange offer is right for you.

5.	How can I provide my directions to the 401(k) plan’s trustee to exchange my McKesson shares for SpinCo shares?

Upon receipt of the offer package for the 401(k) plan, you may provide your directions by completing and submitting the Trustee Direction Form(s) by mail or overnight courier, or by the Internet. In either case, your directions must be received by Broadridge, the trustee’s designated tabulation agent, at the address provided.

6.	Why have I received two Trustee Direction Forms?

If you’ve received two Trustee Direction Forms, it is because your 401(k) plan account is invested in both the McKesson Employer Stock Fund and the McKesson Employee Stock Fund. One form is used to tender shares in the Employer Stock Fund and the other form is used to tender shares in the Employee Stock Fund. In this case, if you wish to exchange all McKesson shares in your 401(k) plan account, you would need to provide directions using both forms.

If you have only received one Trustee Direction Form, then your 401(k) plan account is invested in either the McKesson Employer Stock Fund or the McKesson Employee Stock Fund, but not both.

7.	What is the deadline for providing my directions whether to exchange McKesson shares?

Any directions must be received by the tabulation agent not later than 4:00 p.m., New York City time, on March 3, 2020. If the exchange offer is extended, if administratively feasible, the deadline for receipt of your directions will be extended to 4:00 pm, New York City time, on the fourth business day prior to the expiration of the exchange offer as extended.

The Exchange Offer and Merger

8.	How many shares of Change Healthcare Inc. will be received for each McKesson share exchanged in the exchange offer?

Subject to an upper limit, for each $100 of McKesson common stock accepted in the exchange offer, approximately $107.53 of Change Healthcare Inc. common stock will be received after the exchange offer, which represents a discount of approximately 7.0%. For this purpose, the dollar values of McKesson common stock and Change Healthcare, Inc. common stock will be determined based on their weighted-average daily value of McKesson common stock and Change Healthcare Inc. common stock on specified valuation dates as described in the prospectus. The number of shares of Change Healthcare Inc. to be received for each share of McKesson common stock exchanged will be subject to an upper limit of 11.4086 shares of SpinCo common stock per share of McKesson common stock. If the upper limit is reached, and unless you properly withdraw your shares, you will receive less than $107.53 of Change Healthcare Inc. common stock for each $100 of McKesson common stock that you tender, and could receive much less.

9.	What happens if the exchange offer is oversubscribed?

If McKesson receives offers to exchange more McKesson shares than it can accept in the exchange offer, then the offer will be “oversubscribed” and offers to exchange will generally be reduced proportionately on a pro rata basis.

10.	What happens if the exchange offer is undersubscribed?

If McKesson does not receive offers to exchange enough McKesson shares to cover all shares of SpinCo it holds, then the offer will be “undersubscribed” and McKesson will distribute its additional shares of SpinCo in a spin off on a pro rata, or proportional, basis to holders of McKesson common stock. This will occur after the completion of the exchange offer and the shares of SpinCo that holders of McKesson common stock receive will be based on the relative number of shares of McKesson common stock held, excluding shares that have been validly offered and accepted for exchange. Any shares of SpinCo received in this “clean-up spin-off” would be converted into shares of Change Healthcare Inc.

The terms and conditions of the exchange offer are fully described in the prospectus,

and these FAQs are subject in all respects to the prospectus (as may be amended or supplemented from time to time).

You are urged to read the prospectus (including any amendments or supplements) carefully.

Entities Involved in the Exchange Offer and Merger

11.	What is Change Healthcare Inc.?

Change Healthcare Inc. (CHNG: Nasdaq) is a publicly-traded a healthcare technology company that offers software, analytics, network solutions, and technology-enabled services to help create a stronger, more collaborative healthcare system. At the time of the exchange offer, Change Healthcare Inc. and McKesson (through SpinCo) are co-owners of Change Healthcare LLC. More information on Change Healthcare Inc. is available at www.changehealthcare.com.

12.	What is Change Healthcare LLC?

At the time of the exchange offer, Change Healthcare LLC is a joint venture between McKesson and Change Healthcare Inc. Change Healthcare LLC was formed in 2017, and McKesson contributed the majority of its Technology Solutions segment to the venture.

Providing Your Directions

13.	What are my rights under the exchange offer?

The McKesson shares in the McKesson stock funds under the 401(k) plan are held in the name of the plan’s trustee. Under the terms of the 401(k) plan, you have the right to direct the trustee on how to respond to the tender offer for shares of McKesson stock credited to your 401(k) plan account.

If you do not provide the trustee with timely and complete directions on whether to offer to exchange McKesson stock credited to your 401(k) account for Change Healthcare shares, this will be considered a direction not to tender any such shares.

The trustee will tender McKesson shares by aggregating all plan participant directions, but only in accordance with your instructions as well as those of the other participants in the 401(k) plan. Unless you affirmatively instruct the trustee to tender some or all of the shares attributable to your account, you will be deemed to have instructed the trustee to tender none of the shares attributable to your account.

14.	How do I direct the trustee?

As detailed in the 401(k) participant direction letter, you can instruct the trustee on whether to exchange your McKesson shares by (i) instructing the Independent Tabulator via the Internet or (ii) completing the Trustee Direction Form(s), signing, dating, and returning each such form to the independent tabulator by mail or overnight courier.

15.	How can I direct the trustee to exchange a portion of the McKesson shares attributable to my account under one of the McKesson stock funds for Change Healthcare shares?

For each McKesson stock fund, you may direct the trustee to offer to exchange any whole-number percentage from 0% up to 100% of the shares held in that fund that are credited to your account. You may obtain updated information about the McKesson shares credited to your account under each of the McKesson stock fund(s) by visiting the 401(k) plan’s website at www.netbenefits.com, or by calling Fidelity at 1-888-625-7747 (Monday through Friday, between 8:30 a.m. and 12:00 a.m. Eastern Time).

16.	Can I change my mind and direct Fidelity NOT to tender, or change the percentage of shares held in the McKesson stock fund(s) to be tendered by Fidelity?

Yes, but only if you withdraw your directions by 4:00 p.m., New York City time, on March 3, 2020. If the exchange offer is extended and it is administratively feasible, the deadline for receipt of your notice of withdrawal will be extended to 4:00 p.m., New York City time, on the fourth business day prior to the expiration of the exchange offer, as extended. In order to effectively withdraw your directions, you must timely submit a new and complete Trustee Direction Form for the applicable McKesson stock fund, which may be obtained by calling Fidelity at 1-888-625-7747, or timely submit new directions via the Internet as described above. Upon receipt of a new, timely and complete Trustee Direction Form or directions via the Internet, your previous directions will be canceled. The last timely, properly completed Trustee Direction Form or Internet direction Fidelity receives from you for a given McKesson stock fund will be considered your final directions for that fund.

17.	Must McKesson accept the trustee’s offer to exchange McKesson shares?

If the exchange offer is oversubscribed, the trustee’s offer to exchange McKesson shares in the exchange offer will be accepted on a pro-rated, reduced basis. Also, McKesson doesn’t have to go through with the exchange offer unless certain conditions described in the prospectus are met. Please see the prospectus for a description of these conditions.

18.	What if McKesson does not complete the exchange offer?

If McKesson does not complete the exchange offer, shares held under the McKesson stock fund(s) and credited to your account will not be accepted by McKesson for exchange and will remain in the McKesson stock fund(s).

19.	How will I know if shares of McKesson stock are exchanged in the exchange offer?

The exchange will be reflected in your 401(k) plan account as a transfer from the McKesson stock fund(s) into a newly-established Change Healthcare stock fund as soon as administratively practicable after receipt of Change Healthcare shares. Fidelity anticipates that the processing of participant accounts will be completed from five (5) to seven (7) business days after receipt of Change Healthcare shares. You may call Fidelity at 1-888-625-7747, or log on to www.netbenefits.com after the reinvestment is complete to see the effect of the exchange offer and/or any clean-up spin-off on your 401(k) plan account. At that time, you can liquidate your investment in the Change Healthcare stock fund and invest in other options offered under the plan.

20.	Who will know whether I participated in the exchange offer?

Your directions to the trustee will be kept confidential. Except as required for the proper administration of the 401(k) plan and the exchange offer, no McKesson or Change Healthcare employee, officer or director will learn of your instructions unless such disclosure is required by law.

21.	What if I also hold McKesson shares outside of the 401(k) plan?

If you also own McKesson shares (either in your possession or held by a bank or brokerage firm, or otherwise) outside of the 401(k) plan, you will receive a separate set of exchange offer materials specific to those shares. You should be careful to follow the different instructions that may apply. See the prospectus for more details.

22.	What if I have general questions about the exchange offer?

If you require additional information on the procedures for providing instructions to the trustee regarding the treatment of McKesson shares attributable to your individual account under the 401(k) plan in the exchange offer, please contact Fidelity at 1-888-625-7747. If you require additional information on the terms and conditions of the exchange offer generally, please contact D.F. King & Co., Inc., the information agent for the exchange offer, at (866) 304-5477 (toll-free for all stockholders in the United States) or (212) 269-5550 (outside the United States), or by e-mail to MCK@dfking.com.

23.	Could the exchange offer be extended?

As described in the prospectus, McKesson has the right to extend the exchange offer. In the event of an announced extension, you may call Fidelity at 1-888-625-7747 to obtain information on any new or updated direction deadline that applies to you. Any new deadline for McKesson 401(k) plan participants may be a different, earlier date and time than the deadline applicable to other McKesson stockholders.

Operation of the Plan during the Exchange Offer

24.	How will my 401(k) plan account be affected by the exchange offer?

If you instruct the trustee to tender all or a percentage of the McKesson shares held in the McKesson stock funds that are credited to your account, effective on or about March 4, 2020, your ability to transfer your 401(k) plan account investments out of the applicable McKesson stock fund will be suspended (subject to a “freeze”) until processing of that McKesson stock fund related to the exchange offer and any clean-up spin-off is completed. This suspension is expected to end during the calendar week beginning on March 22, 2020. Balances in the McKesson stock funds will be available for use to calculate amounts eligible for loans and withdrawals throughout the period of this suspension. Once the suspension period ends, an announcement will be posted to the 401(k) plan’s website at www.netbenefits.com.

The portion of your 401(k) plan account that is not invested in the McKesson stock funds will generally be unaffected by the exchange offer.

Reinvestment of Exchange Offer “Proceeds”

25.	What proceeds will be received in connection with the exchange offer?

In exchange for any McKesson shares in the 401(k) plan that are tendered and accepted through the exchange offer (or distributed in any clean-up spin-off, if necessary), the 401(k) plan will receive shares of SpinCo, which will be converted in the merger into shares of Change Healthcare Inc. All of these Change Healthcare Inc. shares will remain in a Change Healthcare stock fund in the 401(k) plan and may be withdrawn or otherwise managed only in accordance with the terms of the 401(k) plan.

Individual participants in the 401(k) plan will not directly receive any portion of the Change Healthcare Inc. shares delivered to the plan in connection with the exchange offer and merger. Any such Change Healthcare Inc. shares will be credited to participant accounts under the 401(k) plan and may be distributed only in accordance with the terms of the 401(k) plan.

We refer to any Change Healthcare Inc. shares that are so received that stay in the 401(k) plan as the “proceeds” of the exchange offer.

26.	How will the 401(k) plan invest the proceeds received in the exchange offer?

If you direct Fidelity to tender all or a percentage the shares attributable to your account and held under the McKesson stock funds in the exchange offer, the share of the proceeds that Fidelity receives in exchange for such shares that were tendered and accepted will be held in a Change Healthcare stock fund as soon as administratively practicable.

Fidelity anticipates that the processing of participant accounts will be completed from five (5) to seven (7) business days after receipt of Change Healthcare Inc. shares. You may call Fidelity at 1-888-625-7747, or log on to www.netbenefits.com after the reinvestment is complete to learn the effect of the exchange offer and/or clean-up spin-off on your 401(k) plan account or to arrange for any resulting investment in the Change Healthcare stock fund to be liquidated and invested in other investment options offered under the 401(k) plan.

27.	Can I reinvest amounts invested under my account in the Change Healthcare stock fund after the exchange offer?

Unless you have previously been notified by Fidelity that you are subject to other restrictions (such as preclearance requirements), you will be free to reinvest amounts invested in the Change Healthcare stock fund, subject to the terms and conditions of the 401(k) plan.

28.	Will the Change Healthcare stock fund continue to be offered as an investment option under the 401(k) plan following the exchange?

It is expected that the Change Healthcare stock fund will be available under the 401(k) plan on a temporary basis only, and will be discontinued as an investment option after some period of time following the exchange offer. Accordingly, plan participants whose accounts are invested in the Change Healthcare stock fund may wish to consider selling and reinvesting in other plan investment options or taking a distribution from their investment in this fund (if eligible).

29.	Can I make new investments in the Change Healthcare Stock Fund in my 401(k) plan account?

No. The Change Healthcare stock fund will not be open to investment other than to hold shares of Change Healthcare Inc. received in connection with the merger following the exchange offer (and clean-up spin-off, if applicable). Again, it is expected that the Change Healthcare stock fund will be available under the 401(k) plan on a temporary basis only.

Tax Consequences

30.	What is the tax treatment of any shares of Change Healthcare stock credited to my 401(k) plan account as a result of the exchange?

The tax treatment of any shares of Change Healthcare Inc. stock credited to your 401(k) plan account as a result of the exchange should generally be the same as the tax treatment of the shares of McKesson stock that are tendered and accepted in the exchange offer. You will not be subject to federal income tax when you tender any of the shares of McKesson stock from your account in the 401(k) plan or when the shares of Change Healthcare Inc. stock are credited to your 401(k) plan account. If you submit instructions to tender any of your shares of McKesson stock in the exchange offer, your tax basis in the shares of McKesson stock will be transferred to the shares of Change Healthcare Inc. stock that are credited to your 401(k) plan account in the exchange. Any ‘net unrealized appreciation’ special tax treatment may be unaffected by the exchange. For more information, about net unrealized appreciation, please refer to page 18 of the 401(k) Plan’s Summary Plan Description or consult a tax advisor. McKesson cannot give you tax advice.

Cautionary Statements

Statements in this document about McKesson’s potential exit from its interest in the Change Healthcare business constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements involve risks and uncertainties, including factors disclosed in the registration statement on Form S-4 and S-1 filed by SpinCo with the Securities and Exchange Commission (the “SEC”) (the “registration statement”) in the section entitled “Risk Factors,” and other factors that could cause actual results to differ materially from those contained in those statements. It is not possible to predict or identify all such risks and uncertainties. The reader should not place undue reliance on forward-looking statements, which speak only as of the date they are first made. The company undertakes no obligation to publicly update forward-looking statements. We encourage investors to read important risk factors described in the registration statement. Risk factors include, but are not limited to: changes in the U.S. healthcare industry and regulatory environment; the performance of McKesson’s investment in the Change Healthcare business; McKesson’s and Change Healthcare Inc.’s ability to complete the transactions described in the registration statement; the satisfaction of the conditions to the transactions and other risks related to the completion of the transactions and actions related thereto; and the anticipated tax treatment of the transaction described in the registration statement.

Additional Information and Where to Find It

This document does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Change Healthcare Inc., McKesson Corporation (“McKesson”) or SpinCo In connection with the transactions described herein, Change Healthcare Inc. has filed with the SEC a registration statement on Form S-4 that includes a prospectus of Change Healthcare Inc. relating to the transactions described herein; McKesson has filed with the SEC a Schedule TO with respect to the exchange offer; and SpinCo has filed with the SEC a registration statement on Form S-4 and S-1 that includes a prospectus of SpinCo relating to the proposed exchange offer. These registrations statements have not yet become effective. The securities offered pursuant to the registration statements may not be sold, nor may offers to buy be accepted, prior to the time the registration statements becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHANGE HEALTHCARE INC., MCKESSON, SPINCO AND THE TRANSACTIONS DESCRIBED THEREIN. Investors and security holders can obtain these materials and other documents filed with the SEC (when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials (when they become available) may be obtained free of charge from Change Healthcare Inc. by accessing Change Healthcare Inc.’s website at www.changehealthcare.com and/or from McKesson by accessing McKesson’s website at www.mckesson.com. Stockholders may also read and copy any reports, statements and other information filed by Change Healthcare Inc., McKesson or SpinCo with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.